Mail Stop 3561

September 2, 2009

<u>via U.S. mail and facsimile</u>

Wenge Fang, President
China Water Group, Inc.
Suite 7A01, Baicheng Building
584 Yingbin Road
Dashi, Panyu District
Guangzhou, Guangdong
CHINA

RE: **China Water Group, Inc.**
Form 10-K for Fiscal Year Ended December 31, 2008
File No.: 0-26175

Dear Mr. Fang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please reconcile the disclosure in the business section with the disclosure in exhibit 21.1. For example, you have disclosed on page 4 that your equity interest in XinLe ShengMei Water Purifying Company, Ltd is 35%, but Exhibit 21.1 states: "11.2%"; and you have disclosed on page 4 that your equity interest in Tian Jin Shi Sheng Water Treatment Company, Ltd. is 90%, but Exhibit 21.1 states "28.8%."

Form 10-K for the Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm, F-2

2. We note that the report of the independent registered public accounting firm is unsigned. Please amend to provide a signed accountants report in accordance with Item 3-02 of Regulation S-T.

3. We note that your auditors are located in New Jersey however, all of your assets, liabilities, revenues and expenses relate to operations located in the People's Republic of China, (PRC). Please tell us how the audit of the operations in PRC was conducted. Your response should include a discussion of the following:
    *   Whether another auditor was involved in the audit of the Chinese operations. If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards;
    *   Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within the PRC.
    *   How your auditors performed audit procedures surrounding the verification of assets as of December 31, 2007, considering that your auditors were engaged on July 23, 2008 as reported on Form 8-K.

General

4. On December 30, 2008, you entered into an equity transfer agreement to dispose 100% of your interest in Evergreen Asset Group, water treatment business. Tell us how you considered the guidance of paragraph 30 of SFAS 144 in determining whether these assets shall be classified as held for sale. As the criteria appears to be met, please revise your financial statements to disclose your discontinued operations per paragraphs 41-47.

Consolidated Statements of Stockholders' Equity, page 4

5. We note that 3,313,852 and 165,900 warrants were exercised for common stock during fiscal 2007 and 2008, respectively. This appears inconsistent with your disclosure in Note 15 on page 17, which states that during October 2007 various warrants were exercised for 3,479,752 shares of common stock. Additionally, please explain how 9,137,615 warrants were exchanged for 3,479,752 shares of common stock since each warrant was to purchase one share of common stock. Also, noting that your warrants have an exercise price between $.15 and $.20, please tell us how much cash was received for the exercise of these warrants and disclose this receipt of cash as a financing activity in your statement of cash flows. Please revise or advise.

6. We note that you have made adjustments to additional paid in capital and retained earnings related to HanDan and Xinxingmei. Please provide us with detailed discussion of these transactions and the authoritative accounting literature used to record these transactions.

7. We note that as part of your acquisition of Aba Xinchen Dau Glacier Spring Co., Limited, you issued common stock for $5.95 million. Please tell us how you recorded this transaction in your financial statements.

Consolidated Statements of Cash Flows, page 5

8. Based on our review of your consolidated statement of cash flows, it appears that the changes in your financial position are not consistent with your cash flows in several instances. For example:
    *   During fiscal 2007 you disclose an adjustment for a provision for doubtful accounts, whereas in the balance sheet you disclose there is no allowance for doubtful accounts
    *   During fiscal 2008 you disclose a use of cash related to accounts receivable of $30,422, whereas accounts receivable decreased by $425,655
    *   During fiscal 2008 you disclose cash provided by accounts payable of $180,827, whereas accounts payable decreased $6,263,818, etc.
    Please revise or advise.

9. We note that you recorded a dividend received from Xinxingmei of $91,897 during the year ended December 31, 2007. Considering your disclosure in Note 2(iv) on page 7, it appears that you held 90% interest in Xinxingmei as of December 31, 2007. Please discuss whether you consolidated your 90% interest in Xinxingmei and why the dividends were not eliminated upon consolidation. Please revise or advise.

Notes to Consolidated Financial Statements
Note 2(v) – Basis of Presentation, page 7

10. We note that on January 23, 2008 you acquired 90% equity interest in Aba Xinchen Dau Glacier Spring Co., Limited. Accordingly, please revise your financial statements to include all of the disclosures required by paragraph 51 of SFAS 141.

11. In connection with the comment above, it appears that the transaction was a significant business acquisition. Accordingly, it appears that you should have filed an initial Form 8-K within four business days of completion of the acquisition. As such, please file an Item 2.01 Form 8-K immediately that:
    - Includes all of the disclosures required by Item 2.01 of Form 8-K
    - Includes all of the financial statements required by Rule 8-04 of Regulation S-X, and
    - Includes the pro forma financial statements required by Rule 8-05 of Regulation S-X.

Note 18 – Provision for Income Taxes, page 18

12. Please revise your financial statements to include all of the disclosures required by paragraphs 41-49 of SFAS 109.

Item 9A(T). Controls and Procedures, page 40

13. Please note that the evaluation of your disclosure controls and procedures must be performed as of the end of the period covered by the report (i.e. December 31, 2008), not "as of August 10, 2006". Please revise.

14. It appears that your disclosure of material weaknesses and the list of financial statements that should no longer be relied upon is outdated. Please revise your disclosure to disclose (i) material weaknesses identified prior to fiscal 2008, (ii) material weaknesses identified or resolved during fiscal 2008, and (iii) your remediation plans for any material weaknesses that remain unresolved at December 31, 2008.

15. We note that you have not provided management's annual report on internal controls over financial reporting. Please amend your filing to provide the disclosures required by Item 308T of Regulation S-K.

Executive Compensation, page 48

16. It is unclear why you have not provided summary compensation information for Mr. Rencai. He appears to fall within the persons covered by Item 402(m)(2)(ii) of Regulation S-K. Please revise or advise.

17. Please provide the summary compensation table in the format required by Item 402(n) of Regulation S-K.

Employment Agreements, page 49

18. Please discuss the material terms of the "verbal agreements" that you reference in the statement on page 49 that "we have verbal understandings with our executive officers regarding monthly retainers …." See Item 402(o)(1) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 52

19. Please revise this section to provide the disclosure required by Item 404 of Regulation S-K. For example, we note amount due from related companies and affiliated companies that are referenced in the financial statements and in footnotes 7 and 8 to the financial statements. We also note the amounts due to directors and related companies in footnotes 13 and 14.

20. We reissue in part, comment 14 of our letter dated June 21, 2006 regarding a Form SB-2 registration statement that you withdrew while there were outstanding comments. In the exhibit list of both this current Form 10-K and in the prior Form SB-2 you indicate that the License agreement with Mr. Pu is incorporated by reference to Exhibit 10.5 to the Company's Form 10-KSB/A filed July 15, 2005. However, Exhibit l0.5, filed on July 15, 2005 is an agreement entered between Mr. Pu and Guang Dong Xin Xing Mei Biology Company Limited, not between you and Mr. Pu. Please list the exhibit in the Exhibits table and file it with your amended filing or, if you filed it elsewhere, incorporate by reference to the correct prior SEC filing and exhibit.

Item 15. Exhibits and Financial Statement Schedules, page 53

21. We note that the Company has not filed any material agreements within the last three fiscal years. Considering the Company's acquisitions and divestures in the past two years, please discuss the reasons for this or file any required documents as exhibits with your amended Form 10-K. In addition, we note the agreement entered into with Fortune Luck Global International Ltd. as discussed on page 21.

Section 302 Certifications

22. We note that your Section 302 certifications did not comply with the language required by Item 601(b)(31) of Regulation S-K in the following respects:
    - you replaced "registrant" with "small business issuer" in various instances
    - the head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-14(a) and 15d-14(a))
    - Paragraph 4(b) as defined in Item 601(b)(31) of Regulation S-K was not included

    Please revise your certification to address the issues above.

Other Regulatory

23. We note that you are delinquent in filing your Exchange Act reports (e.g. Forms 10-Q for the period ended March 31, 2009 and June 30, 2009, Form 8-K for any material transactions, etc.). Please file these periodic reports immediately or tell us when these reports will be filed. Please note our comments above when preparing these reports.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Bill Kearns (202) 551-3727 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services